Exhibit 99.1

                           VN Capital Management, LLC
                           1133 Broadway, Suite 1609
                               New York, NY 10010
                             Phone: (212) 393-1140
                              Fax: (212) 393-1148
                               www.vncapital.net



April 15, 2010



Mr. John E. Harris
Chairman of the Board of Directors
American Locker Group, Inc.
815 South Main Street
Grapevine, TX   76051



Mr. Chairman,

As of the date of this letter, I hereby resign my seat on the Board of Directors for American Locker Group, Inc. ("American Locker" or the "Company").

It has been a pleasure serving with you on the Board of Directors since 2005 and under your astute chairmanship since 2008. As the company's largest shareholder, I was happy to step in and help the company withstand the loss of the USPS contract, update its financial reporting and internal controls, transition management from Ed Ruttenberg to Allen Tilley and Paul Zaidins, and restructure its operations to survive the recent financial crisis so that the Company can thrive for many years to come.

During that time, my only concern was that American Locker operate in the best interest of all its shareholders, and not just for the benefit of the Ruttenberg family and its friends.

With that work done, I think it is appropriate at this time for me to step off the Board. I will, however, remain a vigilant investor to ensure that American Locker continues to be run in that manner and I will always be available to assist the Company in any way you and the rest of the Board deem helpful.

Sincerely,




/s/ James T. Vanasek
James T. Vanasek
Principal
VN Capital Management, LLC